EXHIBIT INDEX

BANCO ITAÚ HOLDING FINANCEIRA S.A.
INFORMATION ON THE RESULTS FOR THE FIRST QUARTER OF 2006

We present below the results of Itaú for the first quarter of 2006. The complete financial statements and the Management’s Discussion and Analysis Report are available on the Itaú website (http://www.itauri.com.br).

1.
Consolidated net income totaled R$ 1,460 million in the first quarter of 2006, with annualized return of 36.3% on average stockholders’ equity. Consolidated stockholders’ equity totaled R$ 16,619 million, a 6.8% increase in the quarter, and referential equity for operating limits calculation purposes was R$ 22,086 million. Itaú preferred and common shares for the quarter rose 18.5% and 19.1%, respectively, while the Bovespa index rose 14.0%.

2.
Itaú employed 51,765 people at the end of the first quarter of 2006. Fixed compensation plus charges and benefits totaled R$ 854 million. Welfare benefits granted to employees and their dependants totaled R$ 166 million. Additionally, Itaú invested R$ 10 million in education, training and development programs.

3.
Itaú paid or provided for its own taxes and contributions in the amount of R$ 1,620 million in the first quarter of 2006. Additionally, the amount of R$ 1,496 million in taxes was withheld from clients, collected and paid.

4.
Consolidated assets totaled R$ 163,204 million, an 11.5% increase as compared to March 2005. The loan portfolio, including guarantees and sureties, grew 26.4% as compared to the same period in the prior year, totaling R$ 72,046 million. Noteworthy is the 48.4% in the credit to individuals segment.

5.
Total own free, raised and managed funds increased 10.7% in the quarter, totaling R$ 274,732 million. Noteworthy is the 14.9% growth in time deposits. The total amount of technical provisions for insurance, pension plan and capitalization reached R$ 15,538 million, an increase of 6.1% in the quarter.

6.
Euromoney magazine considered the Private Bank of Banco Itaú as the Best Private Bank in Brazil for Entrepreneurs and the Best Private Bank for clients with investments ranging from 1 million to 10 million dollars.

7.
In January, Itaú and XL Capital Ltd. (XL) signed a Memorandum of Understanding aiming to create a new insurance company in Brazil, which will operate in the commercial and industrial insurance markets of high risk. The synergy between both companies will bring advantages to insurance brokers and clients.

8.
Itaú continued to the practices that guide its operation in the segment of middle market companies. The loan portfolio was analyzed based on the trends for several economic sectors. Additionally, these sectors had a specific rating assigned for social and environmental risks. Itaú also continued to the assess of social and environmental risks in the analysis of companies, the adoption of this variable in credit decisions and the process for social and environmental education of its commercial partners by means of news releases focused on the middle market segment.

9.
The investments of Fundação Itaú Social totaled R$ 5 million in the quarter. Noteworthy are the third edition of the “Escrevendo o Futuro” (Writing the Future) Award, the implementation of the “Melhoria da Educação

Banco Itaú Holding Financeira S.A. – Consolidated March 31, 2006

no Município” (Improvement of Municipal Education) Program in the State of Minas Gerais, and the second edition of the “Jovens Urbanos” (Urban Youth) Program in São Paulo.

10.
Instituto Itaú Cultural programs totaled R$ 4 million in the quarter. Its headquarters in São Paulo received over 57 thousand visitors. The Rumos (Directions) Program opened the “Rumos Artes Visuais 2005-2006 – Paradoxos Brasil” Exhibit (2005-2006 Directions Visual Arts – Brazil Paradoxes) that presents the works of 78 artists.

11.
In May 01, 2006, Itaú Holding and Bank of America Corporation have entered into an agreement to acquisition of BankBoston in Brazil and the exclusive right to acquire the BankBoston operations in Chile and Uruguay, as well as certain other financial assets owned by clients of Latin America. The acquisition of BankBoston in Brazil will be effected in stock pursuant to the issuance of 68.5 million new non-voting Itaú Holding shares, equal to an approximate 5.8% share of Itaú Holding’s total capital valued at R$ 4.5 billion.

With this investment, it is estimated a goodwill of R$ 2.2 billion in 2006, net of taxes.

São Paulo, May 8, 2006.

Olavo Egydio Setubal

Chairman

Banco Itaú Holding Financeira S.A. – Consolidated March 31, 2006